UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.___)

TELEFONICA MÓVILES, S.A.

(Name of Issuer)

Ordinary shares, nominal value Euro 0.50 per share

(Title of Class of Securities)

87938 V 105

(CUSIP Number)

November 22, 2000

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87938 V 105

1.Names of Reporting Persons TELEFONICA,S.A. I.R.S. Identification Nos. of above persons (entities only)
	2.Check the Appropriate Box if a Member of a Group (See Instructions)	[_] [_]
3.SEC Use Only
4.Citizenship or Place of Organization Spain
Number of Shares Beneficially Owned By Each Reporting Person With	5.Sole Voting Power 4,002,720,060
6.Shared Voting Power
7.Sole Dispositive Power 4,002,720,060
8.Shared Dispositive Power
9.Aggregate Amount Beneficially Owned by Each Reporting Person 4,002,720,060
10.Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]
11.Percent of Class Represented by Amount in Row (9) 92.4%
12.Type of Reporting Person (See Instructions) CO

Item 1 (a) (b)	Name of Issuer TELEFÓNICA MÓVILES, S.A. Address of Issuer's Principal Executive Offices Goya 24, 28001, Madrid, Spain
Item 2. (a) (b) (c) (d) (e)

Name of Person Filing

TELEFONICA, S.A.

Address of Principal Business Office or, if none, Residence

Gran Vía 28, 28013 Madrid, Spain

Citizenship

Spanish

Title of Class of Securities

Ordinary shares, nominal value Euro 0.50 per share

CUSIP Number

87938 V 105

Item 3.	NOT APPLICABLE
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) (b) (c)

Amount beneficially owned:

4,002,720,060 (1)

Percent of class:

92.4% (2)

Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

4,002,720,060 (1)

(ii) Shared power to vote or to direct the vote

(iii)Sole power to dispose or to direct the disposition of

4,002,720,060 (1)

(iv)Shared power to dispose or to direct the disposition of

  Includes 3,074,802,440 shares of common stock owned directly by Telefónica, S.A. and 927,917,620 shares of common stock owned indirectly by Telefónica, S.A through Telefónica Internacional, S.A., a wholly owned subsidiary of Telefónica S.A.

(2) The percentages used herein include 71.0% owned directly by Telefónica, S.A. and 21.4% owned indirectly by Telefónica, S.A through Telefónica Internacional, S.A., a wholly owned subsidiary of Telefónica S.A., and are calculated based upon the 4,330,550,896 shares of common stock issued and outstanding as of December 31, 2002

Item 5. Ownership of Five Percent or Less of a Class NOT APPLICABLE
Item 6. Ownership of More than Five Percent on Behalf of Another Person. NOT APPLICABLE
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. NOT APPLICABLE
Item 8. Identification and Classification of Members of the Group NOT APPLICABLE
Item 9. Notice of Dissolution of Group NOT APPLICABLE
Item 10. Certifications. NOT APPLICABLE

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 13th , 2003

TELEFONICA, S.A.

/s/ Joaquín de Fuentes Bardají

JOAQUÍN DE FUENTES BARDAJÍ

VICE-GENERAL SECRETARY